SECU 06002589 SION

RECEIVED FEB 2 3 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 203

10 2/25 AB 2/27

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SEC FILE NUMBER
8- 48926

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TOWER BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2104 E WEST 25TH STREET
(No. and Street)

LAWRENCE (City) KANSAS (State) 66047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT D. SUDERMAN, PRESIDENT (785) 749-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
(Name – *if individual, state last, first, middle name*)

1310 CARONDELET DRIVE, SUITE 333 (Address) KANSAS CITY (City) MISSOURI (State) 64114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 4/11/06

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tower Brokerage Services, Inc.
Lawrence, Kansas

We have audited the accompanying statement of financial condition of Tower Brokerage Services, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Brokerage Services, Inc. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 13, 2006

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash		$10,061
Organization costs		87
Deferred tax asset (Note 1)		14,831
		$24,979

LIABILITIES AND STOCKHOLDER'S EQUITY

Subordinated borrowings (Note 3):		
Subordinated loans		$50,000
Accrued interest on subordinated loans		16,752
Total liabilities		66,752
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	100	
Additional paid-in capital	17,455	
Retained earnings (deficit)	(59,328)	(41,773)
		$24,979

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2005

Revenues:		
Commissions		$ 18
Interest		7
		25
Expenses:		
Consulting	2,519	
Professional services	1,519	
Registration and licensing fees	908	
Bank charges	15	
Insurance	150	
Interest	3,000	8,111
Loss before taxes		(8,086)
Deferred tax benefit (Note 1)		1,617
Net loss		$(6,469)

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2005	$ 100	$13,955	$(52,859)
Capital contribution	-	3,500	-
Net loss	-	-	(6,469)
Balance, December 31, 2005	$ 100	$17,455	$(59,328)

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2005

Subordinated borrowings at January 1, 2005	$63,752
Increases:	
Accrued interest on subordinated loans	3,000
Subordinated borrowings at December 31, 2005	$66,752

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (6,469)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accrued interest on subordinated borrowings	3,000
Deferred taxes	(1,617)
Net cash used by operating activities	(5,086)
Cash flows from financing activities:	
Capital contribution	3,500
Net cash provided by financing activities	3,500
Decrease in cash	(1,586)
Cash at beginning of period	11,647
Cash at end of period	$10,061

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. Summary Of Significant Accounting Policies

Business activity

The Company is a broker-dealer in the general securities business whose accounts are maintained on the accrual method of accounting.

The Company does not grant credit although in the event a customer would not fulfill their obligation involving a security transaction, the Company would be required to purchase or sell the security and may incur a loss.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

Current and deferred income taxes are determined in accordance with FASB Statement No. 109. Deferred taxes relate to the Company's net operating loss carryover of $57,403 which expires through 2025, and nondeductible interest expenses.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $10,061 which was $5,061 in excess of its required net capital of $5,000.

There is no aggregate indebtedness at December 31, 2005.

3. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2005 are listed below:

Subordinated notes payable to shareholder at 6%, due:

June 30, 2007	$ 3,000
September 30, 2007	5,000
October 31, 2007	4,000
December 31, 2007	4,000
March 31, 2008	8,500
June 30, 2009	5,000
November 30, 2009	5,000
December 31, 2009	4,500
December 10, 2010	5,000
December 10, 2010	6,000
	$50,000

The subordinated borrowings and related accrued interest are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

SUPPLEMENTARY INFORMATION

TOWER BROKERAGE SERVICES, INC.

SUPPLEMENTARY INFORMATION

December 31, 2005

1. Computation of net capital under SEC rule 15c3-1

Total stockholder's equity	$(41,773)
Subordinated borrowings allowable in computation of net capital	66,752
Nonallowable assets	(14,918)
Net capital	10,061
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	5,000
Excess net capital	$ 5,061
Aggregate indebtedness	$ -

2. Computation for determination of reserve requirements under SEC rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control requirements under SEC rule 15c3-3

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

4. Reconciliation pursuant to SEC rule 17a-5(d)(4)

Net capital per December 31, 2005 Form X-17A-5	$ 10,061
Net capital per 1. above	$ 10,061

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tower Brokerage Services, Inc.
Lawrence, Kansas

In planning and performing our audit of the financial statements and supplementary information of Tower Brokerage Services, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEnroe & Mullane LLC

February 13, 2006

TOWER BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005